RESULTS OF SHAREHOLDER MEETING
PHOENIX INSIGHT FUNDS TRUST
March 30, 2007
(Unaudited)


At a special meeting of shareholders of Phoenix Insight International Fund, a former series of Phoenix Insight Funds Trust, held on March 30, 2007, shareholders voted on the following proposal:

To approve an Agreement and Plan of Reorganization to merge
Phoenix Insight International Fund, a series of Phoenix
Insight Funds Trust into Phoenix Foreign Opportunities Fund, a series of Phoenix Adviser Trust

Number of Eligible Units Voted:
                        For          Against       Abstain
                   272,430,385       265,336          0